Exhibit 12.1

NOVA Chemicals Corporation

Computation of Ratio of Earnings to Fixed Charges (U. S. GAAP)

	July 6 -	Jan. 1 -
	Dec. 31,	July 5,	Year ended Dec. 31,
(U.S. dollars in millions)	2009	2009	2008	2007	2006	2005
	Successor	Predecessor
Earnings:
Net income	$(2)	$(240)	$(24)	$363	$(703)	$(141)
Adjustments for minority interest in losses of less than 100% owned affiliates and our equity in undistributed income (losses) of less than 50% owned equity investees	—	—	—	—	—	—
Income tax provision expense (recovery)	7	(63)	(54)	50	(147)	(9)
Fixed charges	94	104	182	201	192	147
Capitalized interest, net of amortization of capitalized interest	(1)	—	—	(1)	(3)	(14)
Total Earnings	$98	$(199)	$104	$613	$(661)	$(17)

Fixed Charges:
Interest expense	94	104	182	201	192	147
Pre-tax earnings required to cover preferred stock dividends	—	—	—	—	—	—
Total Fixed Charges	$94	$104	$182	$201	$192	$147

Earnings to Fixed Charges Excess (Deficiency)	$4	$(303)	$(78)	$412	$(853)	$(164)
Ratio of Earnings to Fixed Charges (1) (2)	1.0	N/A	N/A	3.0	N/A	N/A

(1)

For the purposes of calculating the ratio of earnings to fixed charges, “earnings” represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges, less capitalized interest, net of amortization of capitalized interest. “Fixed charges” include interest expense (including amortization of bond discounts and debt issue costs, capitalized interest and a representative portion of rental expense) and pre-tax earnings required to cover preferred stock dividends.

(2)

For 2008, 2006, 2005 and the period January 1, 2009 to July 5, 2009, earnings were insufficient to cover fixed charges by approximately $78 million, $853 million, $164 million and $303 million, respectively, and this ratio is not meaningful.